Exhibit 99.1

Yandex Announces Second Quarter 2012 Financial Results

MOSCOW AND THE HAGUE, July 31, 2012, Yandex (NASDAQ: YNDX), the leading internet company in Russia operating the country’s most popular search engine and most visited website, today announced its unaudited financial results for the quarter ended June 30, 2012.

Q2 2012 Financial Highlights

•                  Revenues of RUR 6.8 billion ($207.2 million(1)), up 50% compared with Q2 2011
Ex-TAC revenues(2) (excluding traffic acquisition costs) up 45% compared with Q2 2011

•                  Income from operations of RUR 2.2 billion ($68.4 million), up 63% compared with Q2 2011

•                  Adjusted EBITDA(3) of RUR 3.1 billion ($93.5 million), up 60% compared with Q2 2011

•                  Operating margin of 33%
Adjusted EBITDA margin(2) of 45%
Adjusted ex-TAC EBITDA margin(2) of 54%

•                  Net income of RUR 2.0 billion ($60.4 million), up 76% compared with Q2 2011

•                  Adjusted net income(3) of RUR 2.1 billion ($63.0 million), up 64% compared with Q2 2011

•                  Net income margin of 29%

Adjusted net income margin(2) of 30%

Adjusted ex-TAC net income margin(2) of 37%

“Yandex delivered 50% growth in the top-line and expanded profitability margins in the second quarter, driven by strong advertiser dynamics, solid search share performance and overall Russian internet market leadership,” said Arkady Volozh, Chief Executive Officer of Yandex. “Technology and innovation are the foundation of our company. Along with ongoing search enhancements, we deployed important new mobile, mapping, and cloud-based services that enhance the relevance of Yandex for users and advertisers across our markets.”

The following table provides a summary of key financial results for the three months and six months ended June 30, 2011 and 2012.

	Three months ended June 30,			Six months ended June 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Revenues	4,541	6,801	50%	8,435	12,675	50%
Ex-TAC revenues(2)	3,900	5,660	45%	7,256	10,542	45%
Income from operations	1,378	2,245	63%	2,650	3,804	44%
Adjusted EBITDA(3)	1,914	3,070	60%	3,633	5,447	50%
Net income	1,125	1,983	76%	1,945	3,241	67%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 32.8169 to $1.00, the official exchange rate quoted as of June 30, 2012 by the Central Bank of the Russian Federation.

(2)  This is a non-GAAP financial measure. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure. You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

(3)Adjusted EBITDA and adjusted net income are non-GAAP financial measures. Beginning with Q1 2012, our adjusted EBITDA and adjusted net income include adjustments for the accrual of expense related to the contingent compensation that may be payable to certain employees through November 2013 in connection with our acquisition of the mobile software business of SPB Software. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define adjusted EBITDA and adjusted net income. You will find a reconciliation of adjusted EBITDA and adjusted net income to GAAP net income, the most directly comparable US GAAP measure for both non-GAAP measures, in the accompanying financial tables at the end of this release.

	Three months ended June 30,			Six months ended June 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Adjusted net income(3)	1,258	2,069	64%	2,346	3,574	52%

Q2 2012 Operational Highlights

•                  Share of Russian search market averaged 60.4% in Q2 2012 (according to LiveInternet)

•                  Search queries grew 30% from Q2 2011(4)

•                  Number of advertisers — more than 193,000, up 34% from Q2 2011 and up 8% from Q1 2012

•                  Opera — renewed current agreement

•                  Microsoft — launched default search partnership agreement for Windows Phone in Russia, CIS and Turkey

•                  Turkey — the appointment of Mehmet Ali Yalçındağ as Chairman of the Board of Yandex.Turkey

Revenues

	Three months ended June 30,			Six months ended June 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Advertising revenues:
Text-based advertising
Yandex websites	3,415	4,890	43%	6,417	9,174	43%
Ad network	587	1,132	93%	1,058	2,152	103%
Total text-based advertising	4,002	6,022	50%	7,475	11,326	52%
Display advertising	440	628	43%	768	1,048	36%
Total advertising revenues	4,442	6,650	50%	8,243	12,374	50%
Online payment commissions	91	127	40%	173	241	39%
Other	8	24	200%	19	60	216%
Total revenues	4,541	6,801	50%	8,435	12,675	50%

Text-based advertising revenues, accounting for 89% of total revenues in Q2 2012, continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 72% of total revenues during Q2 2012, and increased by 43% compared with Q2 2011. Text-based advertising revenues from our ad network increased 93% compared with Q2 2011 and contributed 17% of total revenues during Q2 2012.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 62% in Q2 2012 compared with Q2 2011. This growth in paid clicks continues to reflect our initiatives to attract new advertisers and increase the relevance of the ads on our own sites and the network. At the same time, average cost per click is 7% lower compared with Q2 2011, but up 18% compared with Q1 2012.

Display advertising revenue, accounting for 9% of total revenues during Q2 2012, increased 43% compared with Q2 2011.

Online payment commissions accounted for 2% of revenues during Q2 2012, and increased 40%

(4) In Q1 2012 year-on-year query growth was 34%.

compared with Q2 2011.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, primarily reflect investments in overall growth, including personnel. In Q2 2012, Yandex added 133 full-time employees, an increase of about 4% from March 31, 2012, and up 16% from June 30, 2011. The total number of full-time employees was 3,474 as of June 30, 2012. Total share-based compensation expense decreased 32% in Q2 2012 compared with Q2 2011.

Cost of revenues, including traffic acquisition costs (TAC)

	Three months ended June 30,			Six months ended June 30,
In RUR millions	2011	2012	Change	2011	2012	Change
TAC:
Related to the Yandex ad network	369	729	98%	662	1,386	109%
Related to distribution partners	272	412	51%	516	747	45%
Total TAC	641	1,141	78%	1,178	2,133	81%
Total TAC as a % of total revenues	14.1%	16.8%		14.0%	16.8%
Other cost of revenues	393	608	55%	750	1,134	51%
Other cost of revenues as a % of revenues	8.7%	8.9%		8.9%	8.9%
Total cost of revenues	1,034	1,749	69%	1,928	3,267	69%
Total cost of revenues as a % of revenues	22.8%	25.7%		22.9%	25.8%

TAC increased from 16.0% of text-based revenues in Q2 2011 to 18.9% in Q2 2012, representing an increase in our Yandex ad network revenues’ share in Yandex revenues for the period.

Other cost of revenues in Q2 2012 increased 55% compared with Q2 2011, reflecting principally an increase in datacenter-related costs and utilities, personnel expenses and content acquisition costs.

Product development

	Three months ended June 30,			Six months ended June 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Product development	756	1,059	40%	1,479	2,125	44%
As a % of revenues	16.6%	15.6%		17.5%	16.8%

The increase in product development expenses in Q2 2012 primarily reflects an increase in personnel-related expenses due to an increase in headcount in this category from 1,626 at June 30, 2011 to 1,899 at June 30, 2012, as well as salary increases.

Selling, general and administrative (SG&A)

	Three months ended June 30,			Six months ended June 30
In RUR millions	2011	2012	Change	2011	2012	Change
SG&A	946	1,052	11%	1,574	2,122	35%
As a % of revenues	20.8%	15.5%		18.7%	16.7%

SG&A costs in Q2 2012 were considerably lower as a percentage of revenues, and increased modestly in absolute terms, compared to Q2 2011 mainly due to IPO-related expenses and higher than usual advertising costs incurred in Q2 2011.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months ended June 30,			Six months ended June 30
In RUR millions	2011	2012	Change	2011	2012	Change
SBC expense included in cost of revenues	6	6	0%	12	12	0%
SBC expense included in product development	38	53	39%	70	92	31%
SBC expense included in SG&A	65	15	-77%	97	51	-47%
Total SBC expense	109	74	-32%	179	155	-13%
As a % of revenues	2.4%	1.1%		2.1%	1.2%

Total SBC expense decreased 32% in Q2 2012 compared with Q2 2011. The decrease is primarily related to the effects of variable accounting for certain options previously granted to advisors, included in the SG&A expense.

Depreciation and amortization (D&A) expense

	Three months ended June 30,			Six months ended June 30
In RUR millions	2011	2012	Change	2011	2012	Change
D&A expense	427	696	63%	804	1,357	69%
As a % of revenues	9.4%	10.2%		9.5%	10.7%

D&A expense increased 63% in Q2 2012 compared with Q2 2011, primarily reflecting our considerable recent investments in servers and data centers.

As a result of the factors described above, income from operations was RUR 2.2 billion ($68.4 million) in Q2 2012, a 63% increase from Q2 2011, while adjusted EBITDA reached RUR 3.1 billion ($93.5 million) in Q2 2012, up 60% from Q2 2011.

Interest income in Q2 2012 was RUR 234 million, up from RUR 36 million in Q2 2011, principally as a result of investing more of our cash provided by operating activities in Russia, where our investments earn higher returns. Additionally, we earned significantly more interest income in the Netherlands in Q2 2012 due to the investment of our IPO proceeds.

Foreign exchange gain in Q2 2012 was RUR 52 million, compared with a foreign exchange loss of RUR 34 million in Q2 2011. This gain is due to the appreciation of the U.S. dollar during Q2 2012 from RUR 29.3282 to $1.00 on March 31, 2012 to RUR 32.8169 to $1.00 on June 30, 2012. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily U.S. dollar-denominated cash, cash equivalents and term deposits maintained in Russia) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. The U.S. dollar value of Yandex’s U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, but they resulted in upward revaluations of the ruble equivalent of these U.S. dollar-denominated monetary assets in Q2 2012.

Income tax expense for Q2 2012 was RUR 549 million, up from RUR 256 million in Q2 2011. Our effective tax rate increased from 18.5% in Q2 2011 to 21.7% in Q2 2012, but remained in-line with Q1 2012. The effective rate of Q2 2011 benefited from the effect of the change in our treasury policy following the IPO and a reversal of an accrual for dividend withholding tax made in Q1 2011 of RUR 24 million. In recent years, Yandex’s principal Russian operating subsidiary had been paying dividends to its Netherlands parent company and incurred a 5% withholding tax in Russia when these dividends were paid. Under the new treasury policy, however, management does not currently expect this Russian operating subsidiary to pay dividends to the parent company out of 2011 or 2012 earnings. Therefore, no accrual for dividend withholding tax was required for Q2 2012.

Adjusted net income in Q2 2012 was RUR 2.1 billion ($63.0 million), a 64% increase from Q2 2011. Growth in adjusted net income exceeded revenue growth primarily as a result of decreases as a percentage of revenues in SG&A and product development costs.

Adjusted net income margin was 30.4% in Q2 2012, compared with 27.7% in Q2 2011.

Net income was RUR 2.0 billion ($60.4 million) in Q2 2012, up 76% compared with Q2 2011. The higher growth in net income compared with adjusted net income was primarily the result of SBC expenses representing a smaller portion of operating costs and expenses and a foreign exchange gain versus losses when comparing Q2 2012 to Q2 2011.

As of June 30, 2012, Yandex had cash, cash equivalents, term deposits (including long-term deposits) and long-term debt securities of RUR 24.3 billion ($741.7 million).

Net operating cash flow and capital expenditures for Q2 2012 were RUR 2.9 billion ($89.7 million) and RUR 0.7 billion ($21.2 million), respectively.

The total number of shares issued and outstanding as of June 30, 2012 was 326,429,234, including 177,989,385 Class A shares, 148,439,848 Class B shares, and one Priority share and excluding Class C shares outstanding solely as a result of conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also options outstanding to purchase up to an additional 11.9 million shares, at a weighted average exercise price of $4.24 per share, of which options to purchase 8.4 million shares were fully vested; and equity-settled share appreciation rights equal to 0.8 million shares, at a weighted average measurement price of $20.76, none of which were vested.

Outlook for 2012

We confirm our revenue guidance for the full year and expect year-on-year ruble-based revenue growth of 40-45%.

Conference Call Information

Yandex’s management will hold an earnings conference call on July 31, 2012 at 9:00 AM U.S. Eastern Time (5:00 PM Moscow time; 2:00 PM London time).

To access the conference call live, please dial:

US: +1 631 510 7498

UK: +44 (0) 1452 555 566

Russia: 8 10 800 20972044

Passcode: 10642656#

A replay of the call will be available until August 7, 2012. To access the replay, please dial:

US: +1 866 247 4222

Russia/International: +44 (0) 1452 550 000

Passcode: 10642656#

A live and archived webcast of this conference call will be available at http://investor.shareholder.com/media/Yandex/eventdetail.cfm?eventid=116371

ABOUT YANDEX

Yandex (NASDAQ: YNDX) is the leading internet company in Russia, operating the country’s most popular search engine and most visited website. Yandex also operates in Ukraine, Kazakhstan, Belarus and Turkey. Yandex’s mission is to answer any question internet users may have.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the legal and regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://company.yandex.com/investor_relations/sec_filing.xml and on the SEC website at www.sec.gov. Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Dmitry Barsukov, Katya Zhukova

Phone: +7 495 739-70-00

E-mail: askIR@yandex-team.ru

US Investor Contact

The Blueshirt Group, for Yandex

Alex Wellins

Phone: +1 415 217-58-61

E-mail: alex@blueshirtgroup.com

Media Relations

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures,” included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC).

•                                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with our acquisition of the mobile software business of SPB Software and (4) provision for income taxes, less (A) interest income and (B) other income/(expense).

•                                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues.

•                                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue.

•                                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software and (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains).

•                                  Adjusted net income margin means adjusted net income divided by US GAAP revenues.

•                                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011. The maximum aggregate amount of such contingent compensation is $14.1 million, payable on the achievement of certain milestones and the continued employment of the sellers, in two installments in November 2012 and 2013.  Such maximum aggregate amount is being accrued substantially pro rata over the eight quarters of such period. We have eliminated this acquisition-related expense from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Although our management uses these measures for operational decision making and considers these non-GAAP financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles (“RUR”) and U.S. dollars (“$”), except share and per share data)

	As of
	December 31, 2011*	June 30, 2012	June 30, 2012
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	6,322	4,677	142.5
Term deposits	5,169	7,253	221.0
Accounts receivable, net	1,250	1,471	44.8
Funds receivable, net	174	169	5.2
Prepaid expenses	630	592	18.0
Deferred tax assets	297	444	13.5
Other current assets	663	918	28.0
Total current assets	14,505	15,524	473.0
Property and equipment, net	6,973	7,114	216.8
Intangible assets, net	486	448	13.7
Goodwill	1,132	1,157	35.2
Long-term prepaid expenses	616	731	22.4
Restricted cash	454	463	14.1
Term deposits	2,454	5,555	169.3
Investments in non-marketable equity securities	569	503	15.3
Investments in debt securities	6,733	6,854	208.8
Deferred tax assets	11	10	0.3
Other non-current assets	143	332	10.1
TOTAL ASSETS	34,076	38,691	1,179.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	1,722	2,346	71.5
Taxes payable	916	921	28.1
Deferred revenue	900	871	26.6
Funds payable and amounts due to customers	1,174	1,241	37.8
Total current liabilities	4,712	5,379	164.0
Deferred tax liabilities	189	247	7.5
Other accrued liabilities	222	151	4.6
Total liabilities	5,123	5,777	176.1
Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000, Class B: 273,764,304, and Class C: 276,063,445); shares issued (Class A: 159,217,348 and 177,989,385, Class B: 164,621,382 and 148,439,848, and Class C: 109,142,922 and 125,324,456, respectively); shares outstanding (Class A: 159,217,348 and 177,989,385, Class B: 164,621,382 and 148,439,848, respectively, and Class C: nil)	595	535	16.3
Additional paid-in capital	12,729	13,174	401.4
Accumulated other comprehensive income	1,828	2,163	65.9
Retained earnings	13,801	17,042	519.3
Total shareholders’ equity	28,953	32,914	1,002.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	34,076	38,691	1,179.0

* Derived from the audited financial statements

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2011	2012	2012
	RUR	RUR	$
Revenues	4,541	6,801	207.2
Operating costs and expenses:
Cost of revenues(1)	1,034	1,749	53.3
Product development(1)	756	1,059	32.3
Sales, general and administrative(1)	946	1,052	32.0
Depreciation and amortization	427	696	21.2
Total operating costs and expenses	3,163	4,556	138.8
Income from operations	1,378	2,245	68.4
Interest income	36	234	7.1
Other (expense)/income, net	(33)	53	1.6
Net income before income taxes	1,381	2,532	77.1
Provision for income taxes	256	549	16.7
Net income	1,125	1,983	60.4
Net income per Class A and Class B share:
Basic	3.61	6.08	0.19
Diluted	3.46	5.92	0.18
Weighted average number of Class A and Class B shares outstanding
Basic	311,822,716	326,161,539	326,161,539
Diluted	325,258,051	335,245,767	335,245,767

(1)                                  These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	6	6	0.2
Product development	38	53	1.6
Sales, general and administrative	65	15	0.5

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2011	2012	2012
	RUR	RUR	$
Revenues	8,435	12,675	386.2
Operating costs and expenses:
Cost of revenues(1)	1,928	3,267	99.5
Product development(1)	1,479	2,125	64.8
Sales, general and administrative(1)	1,574	2,122	64.7
Depreciation and amortization	804	1,357	41.3
Total operating costs and expenses	5,785	8,871	270.3
Income from operations	2,650	3,804	115.9
Interest income	70	401	12.2
Other expense, net	(287)	(71)	(2.1)
Net income before income taxes	2,433	4,134	126.0
Provision for income taxes	488	893	27.2
Net income	1,945	3,241	98.8
Net income per Class A and Class B share:
Basic	6.32	9.96	0.30
Diluted	6.07	9.67	0.29
Weighted average number of Class A and Class B shares outstanding
Basic	307,841,237	325,303,178	325,303,178
Diluted	320,622,075	335,107,446	335,107,446

(1)                                  These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	12	12	0.4
Product development	70	92	2.8
Sales, general and administrative	97	51	1.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2011	2012	2012
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,125	1,983	60.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	421	670	20.4
Amortization of acquisition-related intangible assets	6	26	0.8
Share-based compensation expense	96	74	2.3
Deferred income taxes	(44)	17	0.5
Foreign exchange losses/(gains)	34	(52)	(1.6)
Other	—	(3)	(0.1)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(9)	(307)	(9.4)
Funds receivable	(22)	(8)	(0.2)
Prepaid expenses and other assets	(253)	(162)	(4.9)
Accounts payable and accrued liabilities	332	564	17.2
Deferred revenue	115	52	1.6
Funds payable and amounts due to customers	7	89	2.7
Net cash provided by operating activities	1,808	2,943	89.7
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(1,128)	(696)	(21.2)
Investments in non-marketable equity securities	—	(47)	(1.4)
Investments in term deposits	(661)	(4,955)	(151.0)
Maturities of term deposits	1,247	1,001	30.5
Net cash used in investing activities	(542)	(4,697)	(143.1)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	142	116	3.5
Repurchase of share options	(1)	—	—
Ordinary shares issuance costs	(23)	—	—
Proceeds from issuance of ordinary shares	11,403	—	—
Net cash provided by financing activities	11,521	116	3.5
Effect of exchange rate changes on cash and cash equivalents	(136)	505	15.4
Net change in cash and cash equivalents	12,651	(1,133)	(34.5)
Cash and cash equivalents at beginning of period	3,154	5,810	177.0
Cash and cash equivalents at end of period	15,805	4,677	142.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2011	2012	2012
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,945	3,241	98.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	792	1,313	40.1
Amortization of acquisition-related intangible assets	12	44	1.3
Share-based compensation expense	166	155	4.7
Deferred income taxes	(170)	(81)	(2.5)
Foreign exchange losses/(gains)	288	62	1.9
Other	—	10	0.3
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(16)	(221)	(6.7)
Funds receivable	(63)	6	0.2
Prepaid expenses and other assets	(619)	(367)	(11.2)
Accounts payable and accrued liabilities	443	574	17.5
Deferred revenue	90	(33)	(1.0)
Funds payable and amounts due to customers	61	67	2.0
Net cash provided by operating activities	2,929	4,770	145.4
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(2,106)	(1,463)	(44.6)
Investments in non-marketable equity securities	—	(47)	(1.4)
Investments in term deposits	(1,890)	(9,130)	(278.2)
Maturities of term deposits	2,269	3,864	117.7
Net cash used in investing activities	(1,727)	(6,776)	(206.5)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	142	235	7.2
Repurchase of share options	(8)	—	—
Ordinary shares issuance costs	(23)	—	—
Proceeds from issuance of ordinary shares	11,403	—	—
Net cash provided by financing activities	11,514	235	7.2
Effect of exchange rate changes on cash and cash equivalents	(282)	126	3.8
Net change in cash and cash equivalents	12,434	(1,645)	(50.1)
Cash and cash equivalents at beginning of period	3,371	6,322	192.6
Cash and cash equivalents at end of period	15,805	4,677	142.5

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months ended June 30,			Six months ended June 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Total revenues	4,541	6,801	50%	8,435	12,675	50%
Less: traffic acquisition costs (TAC)	641	1,141	78%	1,179	2,133	81%
Ex-TAC revenues	3,900	5,660	45%	7,256	10,542	45%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months ended June 30,			Six months ended June 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Net income	1,125	1,983	76%	1,945	3,241	67%
Add: depreciation and amortization	427	696	63%	804	1,357	69%
Add: share-based compensation (SBC) expense	109	74	-32%	179	155	-13%
Add: expense for acquisition-related contingent compensation	—	55	—	—	131	—
Less: interest income	(36)	(234)	550%	(70)	(401)	473%
Add: other expense/(income), net	33	(53)	n/m	287	71	-75%
Add: provision for income taxes	256	549	114%	488	893	83%
Adjusted EBITDA	1,914	3,070	60%	3,633	5,447	50%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months ended June 30,			Six months ended June 30,
In RUR millions	2011	2012	Change	2011	2012	Change
Net income	1,125	1,983	76%	1,945	3,241	67%
Add: SBC expense	109	74	-32%	179	155	-13%
Less: reduction in income tax attributable to SBC expense	(3)	(1)	n/m	(3)	(2)	n/m
Add: expense for acquisition-related contingent compensation	—	55	—	—	131	—
Add: foreign exchange loss/(gain)	34	(52)	n/m	288	62	-78%
Less: reduction in income tax attributable to foreign exchange loss/(gain)	(7)	10	n/m	(63)	(13)	n/m
Adjusted net income	1,258	2,069	64%	2,346	3,574	52%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin for the Three Months Ended June 30, 2012

In RUR millions	US GAAP Actual	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Net income	1,983	29.2%	1,087	3,070	45.1%	54.2%

(1)          Net income margin is defined as net income divided by total revenues.

(2)          Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)          Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)          Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin for the Three Months Ended June 30, 2012

In RUR millions	US GAAP Actual	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Net income	1,983	29.2%	86	2,069	30.4%	36.6%

(1)          Net income margin is defined as net income divided by total revenues.

(2)          Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to SPB Software contingent compensation and foreign exchange losses (as adjusted for the reduction in income tax attributable to the loss).  For a reconciliation of adjusted net income to net income, please see the table above.

(3)          Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)          Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.